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File No. 333-231940
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Alexis and Dean



Dean, there's a debate as to whether people should rent or buy homes right now. What's your take?

In a large number of markets across the country? It's definitely cheaper to rent than to buy. Interest rates are going through the roof. There's not enough supply of homes. So, those two things alone coupled together cause situations where it's cheaper to go and rent instead of buying a home right now. And you can see there's a lot of development going on in the whole country where developers are building homes for rent and it's a good investment right now.

So, how would someone invest in a situation like this?



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Well, how you invest the simple ways to buy property, right? But, not everyone can afford a property, obviously. So, there's the Fundrise Flagship Fund, which is a fund that invests in rental properties, build to rent, multifamily, all these asset classes where rents are going up and you can participate in it by investing in the fund for as little as $10. It opens up this opportunity to the general public because of the normal barrier of entry is to buy a whole property. But, the Fundrise Flagship fund is diversified. It's the biggest owner of build for rent properties in the country, and it's got a very, very, very low entry point for you to invest in. So, that's the Fundrise Flagship Fund, it's a very, very good vehicle for that.

 **alexisanddean**
Alexis and Dean · 4d ago

Following

Skyrocketing rents have created the new paradigm of Build for Rent Homes. #FundrisePartner
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.
#flagshipfundmarketing #housing #investing #bfr #buildforrent #rentvsbuy

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